

Mail Stop 4631

December 23, 2015

Via E-mail
Mr. Robert M. Schmitz
Chief Financial Officer
Flotek Industries, Inc.
10603 West Sam Houston Parkway North, Suite 300
Houston, Texas 77064

> **RE:** **Flotek Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed January 27, 2015**
> **Form 10-Q for the Period Ended September 30, 2015**
> **Filed October 21, 2015**
> **Response dated December 17, 2015**
> **File No. 1-13270**

Dear Mr. Schmitz:

We have reviewed your response letter dated December 17, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2015

Management's Discussion and Analysis

1. We note your response to comment 4 of our letter dated June 24, 2015. Your response to comment 3 indicates that the drop off in business resulting from declines in oil prices and the active drilling rig count was an event or circumstance that caused you to consider whether goodwill should be tested for impairment and led to you to test the goodwill of the Teledrift reporting unit for impairment. It is not clear what considerations were given to these same factors in determining whether assets or asset groups related to your

Drilling Technologies and Production Technologies segments should be tested for impairment. In this regard, please help us better understand the nature of the preliminary analyses that you performed which did not indicate that the carrying amount of property and equipment within these segments would not be recoverable. Please also clarify whether there are specific assets or asset groups associated with the business of repairing motors in the South region which you have now decided to exit or other assets that would be impacted by your reduction in motor fleet in the North region.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction